UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 0-8550

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: October 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Portrait Corporation of America, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
815 Matthews-Mint Hill Road
Address of Principal Executive Office (Street and Number)
Matthews, North Carolina 28105
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Portrait Corporation of America, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 (“Q3 2006”) because its Form 10-Qs for its first Quarter ended April 30, 2006 and second Quarter ended July 30, 2006 have not yet been filed. On August 31, 2006, Portrait Corporation of America, Inc. (the “Company”) and its domestic subsidiaries (collectively, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of the U.S. Bankruptcy Code (Case Nos. 06-22541 through and including 06-22549) (collectively, the “Chapter 11 Cases”). Jurisdiction of the Chapter 11 Cases was assumed by the Honorable Adlai S. Hardin, Jr. Pursuant to an order of the Bankruptcy Court, the Chapter 11 Cases will be jointly administered for administrative purposes only. The Debtors will continue to manage their properties and operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the United States Bankruptcy Code and orders of the Bankruptcy Court. (See Form 8-K filed September 7, 2006). The financial reports and related materials required in connection with the Chapter 11 Cases and related restructuring have diverted internal resources from the preparation of the financial statements to be included in the respective Form 10-Qs. The registrant has not represented in Part II of this Form 12b-25 that the Form 10-Q will be filed within the five days required by SEC Rule 12b-25 in order for the Form 10-Q to be considered to be timely filed, because the registrant believes that it will not be able to file the Form 10-Q within that period.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas L. Garrett, Jr.	(704)	847-8011
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

As noted above, the Company has not yet filed its Report on Form 10-Q for its first and second Quarters ended April 30, 2006, and July 30, 2006 respectively, but the Company is a voluntary filer of reports under the Securities Exchange Act of 1934.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates lower sales for the thirteen weeks ended October 29, 2006 (“Q3 2006”) than in the fiscal quarter ended October 30, 2005 (“Q3 2005”), or $60.4 million as compared to $70.6 million. For the thirty-nine weeks ending October 29, 2006 the Company expects sales to be down $17.3 million to $198.4 million compared to the period ending October 30, 2005. The Company anticipates negative same studio sales in its Wal-Mart permanent portrait studios of 13.2% in Q3 2006, and 8.9% for the thirty-nine weeks then ended when compared to the same periods in fiscal 05.

Gross profit is expected to improve to 11.3% of sales in Q3 2006, or $6.8 million, compared to 8.2% in Q3 2005, or $5.8 million primarily driven by reduced licensing fees and marketing spend. Gross profit for the thirty-nine weeks ending October 29, 2006 is expected to be 13.6% of sales or $26.9 million compared to 13.7% of sales or $29.5 million for the same period last year. Losses from operations are expected to be 10.8% of sales in Q3 2006, or $6.5 million, compared to 11.2% in Q3 2005, or $7.9 million. For the comparable thirty-nine week period, losses from operations are expected to be 7.5% of sales or $14.9 million in fiscal 06 versus 3.8% or $8.3 million in fiscal 05. Losses before taxes and reorganization expenses are expected to improve to $12.1 million in Q3 2006, compared to $18.6 million in Q3 2005. For the thirty-nine weeks ending October 29,

2006 losses before taxes are expected to increase to $41.8 million from $37.6 million in fiscal 05. The expected decrease in the loss before taxes for the quarter is the result of a $1.4 million reduction in loss from operations and a $5.4 million decrease in interest expense on debt subject to compromise. For the thirty-nine weeks ending October 29, 2006 the expected increase in the loss before taxes is comprised of a $6.6 million increase in the loss from operations and a $2.4 million decrease in interest expense. The Company incurred $3.0 million in reorganization expenses in the Quarter and for the thirty-nine weeks ended October 29, 2006.

The anticipated operating results discussed above are preliminary estimates only and actual results may vary, as discussed below under “Forward-Looking Statements,” based on the results of the Company’s review of actual Q3 2006 results.

Forward-Looking Statements

Certain statements in this Form 12b-25 constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risk, uncertainties, and other factors, which may cause the actual results, performance, or achievement expressed or implied by such forward-looking statements to differ materially from the forward-looking statements. Specifically, all statements regarding PCA’s financial results for Q3 2006 and the thirty-nine weeks ended October 29, 2006 are the Company’s preliminary expectations of the results it anticipates reporting for Q3 2006. These preliminary results are subject to change based on the results of a review of Q3 2006 and the thirty-nine weeks ended October 29, 2006 by the Company’s registered independent public accounting firm. Although PCA believes these forward-looking statements are reasonable, it can give no assurance that such statements will prove correct. PCA cautions that any forward-looking statements contained herein are not a guarantee of future performance and that actual results may differ materially. Additional relevant risk factors that could cause actual results to differ materially from matters expressed or implied by any such forward-looking statements are discussed under “Risk Factors” in the Company’s most recent report on Form 10-K filed with the SEC, as amended or supplemented from time to time by the Company’s reports on Form 10-Q and 8-K filed with, or furnished to, the SEC. These documents also may be examined at public reference facilities maintained by the SEC or accessed via the SEC’s EDGAR database through the web site of the SEC (http://www.sec.gov/). The Company does not undertake any obligation to update any forward-looking statements it makes and is not responsible for any changes to the disclosures in this Form made by wire or Internet services.

Portrait Corporation of America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2006	By: /s/ Thomas L. Garrett, Jr.
Thomas L. Garrett, Jr. Executive Vice President and Chief Financial Officer